Exhibit 99.1

58.com Creates New President of International Business Role

and Appoints Chief Financial Officer

BEIJING, September 9, 2019 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) ("58.com" or the "Company"), China's largest online marketplace for classifieds, today announced two key management appointments.

Mr. Hao Zhou has been appointed President of International Business. In this newly created key management position, Mr. Zhou will be responsible for the Company’s expansion into markets outside of Mainland China. He will oversee strategic market research and planning, talent acquisition, team development, market penetration, and he will also continue to manage investor relations for 58.com.

Concurrent with this appointment, Mr. Zhou will step down from his position as Chief Financial Officer. Mr. Wei Ye, current Deputy Chief Financial Officer of the Company, has been promoted to Chief Financial Officer.

Mr. Zhou has served as Chief Financial Officer since May 2011. Prior to joining 58.com, Mr. Zhou was Chief Financial Officer in CITIC Pharmaceutical Co., Ltd. since September 2010. From May 2009 to September 2010, Mr. Zhou held two senior management positions at Wuxi PharmaTech (Cayman) Inc., including his last position as Chief Financial Officer. From 1998 to 2009, Mr. Zhou held various senior financial management positions at General Electric Company, where he took multiple international assignments, including in the United States, United Kingdom, and Japan. Mr. Zhou served as the senior finance manager for Greater China from 2007 to 2009. Mr. Zhou received his bachelor’s degree from Shanghai International Studies University in 1998.

Mr. Wei Ye has served as Deputy Chief Financial Officer since July 2018. Mr. Ye joined 58.com in October 2015 as Senior Vice President of Finance. Prior to joining 58.com, Mr. Ye was a financial controller at Alcoa’s (now Arconic) North America extrusion operations in Lafayette and Halethorpe from May 2012 to October 2015. From 1995 to 2012, Mr. Ye worked at General Electric Company where he started his career and held various senior financial management positions in both China and United States in GE’s healthcare division. Mr. Ye is a certified public accountant in Illinois and a certified financial risk manager. Mr. Ye holds a B.A. in economics from Peking University and an M.B.A from the University of Chicago Booth School of Business.

Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com, commented, “I’d like to thank Hao for his enormous contribution to 58.com over the past eight years as our first Chief Financial Officer and congratulate him on taking this new and exciting role as our President of International Business. Hao led us through our IPO and a series of critical transactions that shaped 58.com into what it is today. He has been a dedicated and highly respected member of our leadership team since the beginning. With our domestic business growing steadily, we are leveraging our cutting-edge technology and in-depth understanding of the classifieds market to strategically expand our global footprint into key overseas markets. There is no one better fit for this new role than Hao with his pioneering vision and international experience.”

Mr. Yao added, “I’d also like to congratulate Wei for his promotion. We brought him in as Senior Vice President in 2015 with a long-term succession plan in mind. Wei’s responsibilities have rapidly grown over the past four years and he has been pivotal in transforming our finance teams and creating a corporate culture focused on operational excellence. Wei brings with him vital expertise and stability that will allow us to further drive growth through innovation and improved operational efficiency. I have the upmost confidence in him and look forward to working closely with him in his new position as we look to continue creating value for our customers, shareholders, and employees.”

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com's goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com